# SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities**
**Exchange Act of 1934 (Amendment No.   )**

**Filed by the Registrant**  ☒                                    **Filed by a Party other than the Registrant**  ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Under Rule 14a-12
☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

# THE FIRST YEARS INC.
*(Name of Registrant as Specified In Its Charter)*

**Payment of Filing Fee (Check the appropriate box):**
☒ No fee required.
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Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

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2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:



**One Kiddie Drive**
**Avon, Massachusetts 02322**

April 15, 2002

Dear Fellow Stockholders:

You are cordially invited to attend the 2002 Annual Meeting of Stockholders of The First Years Inc. on Thursday, May 16, 2002 at 10:30 a.m. at the Marriott Courtyard Hotel, 200 Technology Center Drive, Stoughton, Massachusetts.

At this year's Annual Meeting you will be asked to elect the nominee directors recommended by The First Years Inc. Board of Directors and to ratify the selection of the independent public accountants for the 2002 fiscal year. Such other business will be transacted as may properly come before the Annual Meeting.

Whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted. After reading the enclosed Notice of Annual Meeting and Proxy Statement, please complete, sign, date, and return your proxy card promptly in the envelope provided. This will ensure your proper representation at the Annual Meeting. If the address on the accompanying material is incorrect, please advise our Transfer Agent, EquiServe Trust Company, P.O. Box 43011, Providence, RI 02940-3011.

Your vote is important. We will appreciate a prompt return of your signed proxy card and hope to see you at the meeting.

Cordially,

RONALD J. SIDMAN
*Ronald J. Sidman*
*Chairman, President and*
*Chief Executive Officer*

# THE FIRST YEARS INC.
**One Kiddie Drive**
**Avon, Massachusetts 02322**
**(508) 588-1220**

---

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
### *To Be Held on May 16, 2002*

---

To the Stockholders of The First Years Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of The First Years Inc., a Massachusetts corporation (the "Company"), will be held on Thursday, May 16, 2002, at 10:30 a.m., local time, at the Marriott Courtyard Hotel, 200 Technology Center Drive, Stoughton, Massachusetts, for the following purposes:

1. To elect three Class I Directors to the Board of Directors with terms expiring at the 2005 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

2. To ratify the selection by the Board of Directors of Deloitte & Touche LLP as the Company's independent public accountants for the fiscal year ending December 31, 2002.

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on March 20, 2002 as the record date for determination of Stockholders entitled to notice of and to vote at the Annual Meeting. The stock transfer books of the Company will remain open.

All stockholders are cordially invited to attend the meeting.

**WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING,**
**WE URGE YOU TO MARK, SIGN AND RETURN PROMPTLY**
**THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE.**

By order of the Board of Directors

EVELYN SIDMAN
*Clerk*

Avon, Massachusetts
April 15, 2002

# THE FIRST YEARS INC.
**One Kiddie Drive**
**Avon, Massachusetts 02322**
**(508) 588-1220**

## PROXY STATEMENT FOR
## ANNUAL MEETING OF STOCKHOLDERS

### *May 16, 2002*

**Proxy Solicitation Information**

*General*

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of The First Years Inc. (the "Company") for use at the Annual Meeting of Stockholders to be held on Thursday, May 16, 2002, at 10:30 a.m., local time, at the Marriott Courtyard Hotel, 200 Technology Center Drive, Stoughton, Massachusetts and at any adjournments thereof (the "Meeting").

*Cost of Solicitation*

The cost of this solicitation, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Stock of the Company for their expenses in forwarding proxy material to such beneficial owners. In addition to solicitation by mail, officers, directors and employees of the Company, who will receive no extra compensation for their services, may solicit proxies personally or by telephone or facsimile.

*Mailing of Proxy Statement, Proxy, Annual Report and Form 10-K Report*

This Proxy Statement and the accompanying Proxy will be mailed on or about April 15, 2002, to all Stockholders entitled to notice of and to vote at the Meeting. A copy of the Company's Annual Report for the fiscal year ended December 31, 2001 will be mailed concurrently with this Proxy Statement to each stockholder entitled to vote at the Meeting. The Annual Report is not part of the Proxy Statement.

**The Company will provide, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and related financial statements and financial statement schedules to each stockholder entitled to vote at the Meeting, who requests a copy of such in writing. Requests should be sent to The First Years Inc., One Kiddie Drive, Avon, Massachusetts 02322, Attention: Investor Relations.**

**Quorum, Votes Required and Tabulation of Votes**

*Stockholders Entitled to Vote*

The close of business on March 20, 2002 has been fixed as the record date for determining the Stockholders entitled to notice of and to vote at the Meeting. As of the close of business on March 20, 2002, there were 8,177,481 shares of Common Stock outstanding and entitled to vote. With respect to all matters that will come before the Meeting, each stockholder may cast one vote for each share registered in his or her name on the record date.

*Quorum*

The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock issued, outstanding, and entitled to vote must be present to hold the Meeting. This is referred to as a quorum. Proxies received that withhold authority to vote for a nominee for election as a director and those that are marked as abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

*Votes Required for Election of Directors*

The affirmative vote of the holders of a plurality of the votes cast by the stockholders entitled to vote at the Meeting is required for the election of directors. This means that the three nominees receiving the highest number of "For" votes will be elected as directors. A properly executed proxy marked "Withhold" or "For All Except" with respect to the election of one or more nominees will not be counted as a vote "cast" or have any effect on the election of such nominee or nominees.

*Votes Required for Ratification of Auditors*

The affirmative vote of the holders of a majority of the votes cast by the stockholders present or represented by proxy and entitled to vote at the Meeting is required for the approval of all other proposals. A properly executed proxy marked "Abstain" with respect to any proposal will be treated as shares present or represented and entitled to vote on such proposal and will have the same effect as a vote against on a particular matter.

*Returned Proxy Cards Which Do Not Provide Voting Instructions*

Proxies that are signed and returned will be voted in the manner instructed by a stockholder. If you sign and return your proxy card with no instructions, the proxy will be voted "For All Nominees" with respect to the election of all nominees for director named in this Proxy Statement and "For" the proposal set forth in Item 2.

*Broker Non-Votes*

If you hold your shares of Common Stock in "street name" (that is, through a broker, bank or other representative), you are considered the beneficial owner of the shares held in street name. As the beneficial owner, you have the right to direct your broker how to vote. Brokers who have not received instructions from beneficial owners generally have the authority to vote on certain "routine" matters, including the election of directors and ratification of the selection of auditors. With respect to a non-routine matter, a broker is not permitted to vote such shares on your behalf as to such matter. Shares representing such "broker non-votes" with respect to a non-routine matter will not be voted in favor of such matter and will also not be counted as votes cast on such matter. Accordingly, "broker non-votes" will have no effect on the outcome of the vote.

*Changing Your Vote*

You may revoke the proxy that you give the Company at any time before the proxy is voted at the Meeting. In order to do this, you must either:

• send a written notice, stating your desire to revoke your proxy, to Mrs. Evelyn Sidman, Clerk of the Company,

• send the Company a signed proxy that bears a later date than the one you intend to revoke, or

• attend the Meeting and vote in person. In this case, you must notify the Inspector of Elections that you intend to vote in person.

# COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, to the knowledge of the Company, certain information concerning the beneficial ownership of the Common Stock of the Company as of February 28, 2002 by each stockholder known by the Company to be (i) the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each current director of the Company, (iii) each of the executive officers named in the Summary Compensation Table on page 10 who were serving as executive officers at the end of the 2001 fiscal year and (iv) all directors and current executive officers of the Company as a group:

| Name and Address of Beneficial Owner(1) | Amount and Nature of Beneficial Ownership | Percentage of Class(2) |
|---|---|---|
| Evelyn Sidman | 336,800 | 4.1% |
| Beth J. Kaplan | 0 | * |
| Jerome M. Karp | 48,040(3) | * |
| Ronald J. Sidman | 1,148,898(4) | 13.8% |
| Benjamin Peltz | 645,802(5) | 7.9% |
| Fred T. Page | 87,700(6) | 1.1% |
| Kenneth R. Sidman | 271,632(7) | 3.3% |
| Richard E. Wenz | 0 | * |
| Lewis M. Weston | 45,000(8) | * |
| Walker J. Wallace | 70,201(9) | * |
| John R. Beals | 50,945(10) | * |
| Richard F. Schaub, Jr. | 36,453(11) | * |
| Bruce Baron | 55,981(12) | * |
| James A. Connors, Jr. | 16,082(13) | * |
| Mark Strozik | 1,667(14) | * |
| Santa Monica Partners, L.P. | 684,648(15) | 8.4% |
| 1865 Palmer Avenue | | |
| Larchmont, NY 10538 | | |
| Neuberger Berman, Inc. | 767,700(16) | 9.4% |
| Neuberger Berman, LLC | | |
| 605 Third Avenue | | |
| New York, NY 10158-3698 | | |
| Systematic Financial Management, L.P. | 610,665(17) | 7.5% |
| 300 Frank W. Burr Boulevard | | |
| Teaneck, NJ 07666 | | |
| J.P. Morgan Chase & Co. | 488,795(18) | 6.0% |
| 270 Park Avenue | | |
| New York, NY 10017 | | |
| Liberty Wanger Asset Management, L.P. | 641,000(19) | 7.8% |
| 227 West Monroe Street, Suite 3000 | | |
| Chicago, IL 60606 | | |
| Cannell Capital, L.L.C. | 545,200(20) | 6.7% |
| 150 California Street, Fifth Floor | | |
| San Francisco, CA 94111 | | |
| All directors and current executive officers as a group (15 persons) | 2,815,201(21) | 32.0% |

\* Less than 1% of outstanding shares of Common Stock.

(1) The address of all individual directors and executive officers is c/o the Company, One Kiddie Drive, Avon, Massachusetts 02322.

(2) The number of shares of Common Stock issued and outstanding on February 28, 2002 was 8,175,182 shares. The calculation of percentage ownership for each listed beneficial owner is based upon the

3

number of shares of Common Stock issued and outstanding on February 28, 2002, plus shares of Common Stock subject to options held by such person on February 28, 2002 and exercisable within 60 days thereafter. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below.

(3) Includes 47,000 shares issuable to Mr. Karp pursuant to stock options exercisable within 60 days of February 28, 2002.

(4) Includes 179,703 shares issuable to Mr. Sidman pursuant to stock options exercisable within 60 days of February 28, 2002. Also includes 49,486 shares owned beneficially by Mr. Sidman's wife, Marjorie Sidman, who has sole voting and investment power over such shares. Mr. Sidman disclaims any beneficial interest in such shares.

(5) Includes 38,000 shares issuable to Mr. Peltz pursuant to stock options exercisable within 60 days of February 28, 2002. Also includes 390,000 shares held by two trusts of which Mr. Peltz is trustee and has sole voting and investment power. Mr. Peltz disclaims beneficial ownership of the shares held by the two trusts.

(6) Includes 74,000 shares issuable to Mr. Page pursuant to stock options exercisable within 60 days of February 28, 2002. Also includes 500 shares beneficially owned by each of Mr. Page's wife and two children, as to which shares Mr. Page disclaims beneficial ownership.

(7) Includes 38,000 shares issuable to Mr. Sidman pursuant to stock options exercisable within 60 days of February 28, 2002.

(8) Includes 38,000 shares issuable to Mr. Weston pursuant to stock options exercisable within 60 days of February 28, 2002.

(9) Includes 63,201 shares issuable to Mr. Wallace pursuant to stock options exercisable within 60 days of February 28, 2002.

(10) Includes 28,915 shares issuable to Mr. Beals pursuant to stock options exercisable within 60 days of February 28, 2002. Also includes 10 shares beneficially owned by each of Mr. Beals' wife and two children, as to which shares Mr. Beals disclaims beneficial ownership.

(11) Includes 36,453 shares issuable to Mr. Schaub pursuant to stock options exercisable within 60 days of February 28, 2002.

(12) Includes 53,981 shares issuable to Mr. Baron pursuant to stock options exercisable within 60 days of February 28, 2002.

(13) Includes 16,082 shares issuable to Mr. Connors pursuant to stock options exercisable within 60 days of February 28, 2002.

(14) Includes 1,667 shares issuable to Mr. Strozik pursuant to stock options exercisable within 60 days of February 28, 2002.

(15) As reported on Schedule 13D filed with the SEC in February 2002, Lawrence J. Goldstein, general partner of Santa Monica Partners, L.P., may be deemed to beneficially own 684,648 shares of the Company's stock and shares voting and dispositive power with Santa Monica Partners, L.P. over such shares.

(16) As reported on Schedule 13G filed with the SEC in February 2002, Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners of 767,700 shares of the

Company's stock since they share voting and dispositive power over such shares with many of their unrelated clients (although the clients are the actual owners of the stock).

(17)    As reported on Schedule 13G filed with the SEC in February 2002. Systematic Financial Management, L.P. has shared voting power and sole dispositive power over such shares.

(18)    As reported on Schedule 13G filed with the SEC in February 2002.

(19)    As reported on Schedule 13G filed with the SEC in February 2002; these shares have been acquired on behalf of discretionary clients of Liberty Wanger Asset Management, L.P., including Liberty Acorn Trust.

(20)    As reported on Schedule 13G filed with the SEC in February 2002.

(21)    The total for all directors and executive officers as a group includes 615,002 shares issuable to the directors and officers pursuant to stock options exercisable within 60 days of February 28, 2002.

## ELECTION OF DIRECTORS
### (Notice Item 1)

The Company's Board of Directors is divided into three classes, with members of each class holding office for staggered three-year terms. Currently the three classes — Class I, Class II and Class III — consist of three, three and four directors each, respectively, whose terms expire, respectively, at the 2002, 2003 and 2004 Annual Meeting of Stockholders. At each Annual Meeting of Stockholders, a class of directors is elected for a term of three years or until the directors' successors are duly elected and qualified. The three Class I directors elected at this Meeting will be elected to serve until the 2005 Annual Meeting of Stockholders.

The Board of Directors has fixed the number of directors at ten and has designated as Class I director nominees Jerome M. Karp, Fred T. Page and Kenneth R. Sidman. Each of the nominees is currently a Class I director of the Company.

The persons named in the proxy will vote to elect Jerome M. Karp, Fred T. Page and Kenneth R. Sidman as Class I directors, unless authority to vote for the election is withheld by marking the proxy to that effect, or the proxy is marked with the names of directors as to whom authority to vote is withheld. In the event that any nominee shall become unable or unwilling to serve, the persons acting under the proxy may vote the proxy for the election of a substitute. The Board of Directors has no reason to believe that any nominee will be unable or unwilling to serve. A plurality of the shares voted affirmatively or negatively at the Meeting is required to elect each nominee as a director.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF JEROME M. KARP, FRED T. PAGE AND KENNETH R. SIDMAN AS DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE IN THE PROXY.

Set forth below is certain information furnished to the Company by each director of the Company (including the three nominees for Class I director). Information regarding the number of shares of the Company's Common Stock beneficially owned by each of them, directly or indirectly, as of February 28, 2002, appears on page 3.

### NOMINEES FOR ELECTION AS CLASS I DIRECTORS — TERMS EXPIRING AT THE 2005 ANNUAL STOCKHOLDERS MEETING

| Name and Principal Occupation or Employment | Age | Year First Became Director |
|---|---|---|
| Jerome M. Karp, Director | 74 | 1969 |
| Fred T. Page, Independent Consultant | 55 | 1988 |
| Kenneth R. Sidman, Vice President — Business & Technology Development, Saint-Gobain Performance Plastics Corp. | 56 | 1998 |

### CLASS II DIRECTORS — TERMS EXPIRING AT THE 2003 ANNUAL STOCKHOLDERS MEETING

| | | |
|---|---|---|
| Evelyn Sidman, Clerk | 88 | 1979 |
| Walker J. Wallace, Independent Consultant | 57 | 1999 |
| Lewis M. Weston, Independent Financial Consultant and Retired Partner, Goldman, Sachs & Co. | 75 | 1998 |

### CLASS III DIRECTORS — TERMS EXPIRING AT THE 2004 ANNUAL STOCKHOLDERS MEETING

| | | |
|---|---|---|
| Beth J. Kaplan, Managing Partner, Axcel Partners LLC | 44 | 2002 |
| Benjamin Peltz, Director | 62 | 1975 |
| Ronald J. Sidman, Chairman of the Board, Chief Executive Officer and President | 55 | 1975 |
| Richard E. Wenz, Consulting Partner, DB Capital Partners | 52 | 2002 |

Jerome M. Karp served as Vice Chairman of the Board from January 1989 until his retirement from the Company on August 8, 1999.

Fred T. Page was with Southern New England Telecommunications Corporation (SNET), a subsidiary of SBC Inc., for 30 years, from 1969 to 1999. From January 1994 to March 1999 he served as President — Network Services of SNET. Mr. Page is now an independent consultant.

Kenneth R. Sidman has been Vice President, Business & Technology Development, at Saint-Gobain Performance Plastics Corp. since 1997. Mr. Sidman joined Saint-Gobain Performance Plastics Corp. (formerly Norton Performance Plastics Corp.) in 1984 as Director, New Business Development, and from 1992 to 1997, was Vice President, Marketing and New Business Development.

Evelyn Sidman has held the position of Clerk of the Company for over five years.

Lewis M. Weston is a Retired Partner of Goldman, Sachs & Co., and was a Limited Partner of Goldman Sachs from 1978 to 1999. He had been with Goldman Sachs since 1951 and was made a General Partner in 1967. He was Partner in charge of the Syndicate Department from 1969 to 1978, a period during which he was also active with the National Association of Securities Dealers (NASD), serving three years as a member of

the NASD's Board of Governors. Currently, Mr. Weston is a board member of the Thai Prime Fund, Singapore, as well as a member of the International Advisory Board of Banco Finantia, Lisbon, Portugal.

Walker J. Wallace was with Procter & Gamble for 30 years, from 1967 to 1997. He was made a Vice President of Procter & Gamble in 1991 and served as Vice President — Worldwide Strategic Planning for various core product categories (laundry and cleaning products, paper products, diapers) from 1993 to 1997.

Beth J. Kaplan is currently a managing partner of Axcel Partners, LLC, a venture capital firm. Ms. Kaplan was, from 2000 to 2001, Managing Director, Operations, of Internet Capital Group; from 1996 to 1999, Senior Executive Vice President of Rite Aid Corporation; and from 1981 to 1996, associated in various capacities with Procter & Gamble, most recently as President of its Noxell Division, the domestic cosmetics unit of Procter & Gamble. Ms. Kaplan is a director of eSylvan Inc., a Sylvan Ventures venture company.

Ronald J. Sidman has been the President of the Company since January 1989 and the Chairman of the Board and Chief Executive Officer of the Company since March 1995.

Benjamin Peltz served as the Treasurer of the Company from May 1970 to January 1998 and as the Senior Vice President of the Company from January 1980 until June 30, 1997 when he retired from the Company.

Richard E. Wenz is presently a consulting partner of DB Capital Partners, the private equity arm of Deutsche Bank. Mr. Wenz was, from 1997 to 2000, President and Chief Operating Officer of Safety 1st, Inc. From 1995 to 1997 he was a partner of The Lucas Group, a consulting firm; from 1992 to 1994, the President and Chief Executive Officer of Professional Golf Corporation; from 1990 to 1991, Senior Vice President of Electrolux Corporation; from 1983 to 1989, Executive Vice President and Chief Financial Officer of Wilson Sporting Goods Company; and prior to that, a partner of Arthur Young & Co, a predecessor of Ernst & Young LLP.

Evelyn Sidman is the mother of Ronald J. Sidman and Kenneth R. Sidman. Benjamin Peltz is the son-in-law of Mrs. Sidman and the brother-in-law of Kenneth R. Sidman and Ronald J. Sidman.

## Committees of the Board

The Board of Directors of the Company has an Audit Committee, a Compensation Committee and a Nominating Committee.

The Audit Committee is responsible for reviewing the Company's financial statements. Among other matters, the Audit Committee reviews the Company's internal accounting controls and financial statements, reviews with the Company's independent auditors the scope of their audit, their independent auditors' report and recommendations, and recommends the selection of the Company's independent public accountants. Until May 16, 2001, the Audit Committee consisted of Messrs. Page, Walker, Weston and Peltz. Effective May 17, 2001, Mr. Peltz resigned as a member of the Audit Committee. Effective March 21, 2002, Mr. Wenz became a member of the Audit Committee. The Committee held five meetings in 2001.

The Compensation Committee is responsible for determining and reporting to the Board of Directors on the annual compensation for all executive officers including salaries, fringe benefits and incentive compensation paid to the executive officers under the Company's Annual Incentive Plan, as amended (the "Annual Incentive Plan"). The Committee is also responsible for both administering and granting stock options, stock appreciation rights, stock awards, and other awards under the Company's 1993 Equity Incentive Plan, as amended (the "Equity Incentive Plan"). During 2001, the Compensation Committee consisted of Messrs. Weston and Page, and held two meetings. Effective March 20, 2002, Mr. Wenz became a member of the Compensation Committee.

The Nominating Committee is responsible for recommending individuals to fill board vacancies, recommending candidates as potential directors and making recommendations as to the renomination of

incumbent directors. During 2001, the Nominating Committee consisted of Messrs. Weston, Page and Walker and met four times.

During 2001, the Board of Directors held eleven meetings. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and all Committees of the Board on which he or she then served.

## Compensation of Directors

During 2001, the Company paid each director who is not an employee of the Company an annual retainer of $17,500 for Board service, plus attendance fees of $1,050 per meeting for each Board or committee meeting attended. The Company also reimbursed expenses incurred in connection with service on the Board or on a Committee.

In 2001, each non-employee director who served on the Board for the entire previous twelve months received an option to purchase 6,000 shares of the Company's common stock under the Company's 1993 Stock Option Plan for Directors (the "Directors Plan"). This option is exercisable on the date of the grant. In addition, each non-employee Board member upon election to the Board receives a one-time award of an option for 20,000 shares that becomes exercisable in three equal annual installments commencing on the first anniversary of the date of grant. The exercise price of these options is equal to the fair market value per share of the Company's Common Stock on the date of the grant. Accordingly, on May 17, 2001 each of Messrs. Page, Karp, Weston, Peltz, Wallace and Kenneth Sidman were granted options to purchase 6,000 shares of Common Stock at an exercise price of $10.15 per share.

Mr. Peltz retired from the Company on June 30, 1997 and continues to serve as a director of the Company. He receives the same compensation as other non-employee directors of the Company and, in addition, receives coverage under the Company's group health plan and medical reimbursement plan so long as he is a director of the Company.

Mr. Karp retired from the Company on August 8, 1999, but continues to serve as a director of the Company and as a non-employee President, director and Chairman of the Company's Delaware subsidiary. He receives the same compensation as other non-employee directors of the Company and, in addition, continues to receive coverage under the Company's group health plan and medical reimbursement plan so long as he is a director of the Company. As a non-employee President, director and Chairman of the Company's Delaware subsidiary, Mr. Karp receives one-half of the annual retainer fee and meetings attendance fees paid to non-employee directors of the Company; and an annual award equal to one-half of the annual award granted to non-employee directors of the Company under the Company's equity-based award plans in effect from time to time. Accordingly, on May 17, 2001, the Company granted to Mr. Karp, under the Directors Plan, a stock option for 3,000 shares with an exercise price of $10.15 and which is exercisable on the date of the grant.

Each option granted to directors in 2001 under the Directors Plan will expire 10 years after the date of grant. If the director dies or otherwise ceases to be a director prior to the date the option becomes exercisable, that option will immediately expire. Following death of an individual's status as a director, each vested option will remain exercisable for a period of one year but in no event beyond the tenth anniversary of the date of grant. Following other termination of an individual's status as a director, each vested option will remain exercisable for a period of up to three years but in no event beyond the tenth anniversary of the date of grant. In the event of any merger, consolidation, sale of substantially all of the Company's assets or dissolution or liquidation of the Company, all options outstanding under the Directors Plan that are not otherwise exercisable will become immediately exercisable at least twenty (20) days prior to the effective date of such transaction.

# COMPENSATION AND OTHER INFORMATION
## CONCERNING EXECUTIVE OFFICERS

**Executive Officers**

In addition to the incumbent directors and nominees for Class I directors, as to whom information is furnished in the table on page 6, the executive officers of the Company during 2001 also included the following:

John R. Beals, age 47, has been the Senior Vice President — Finance of the Company since March 1998, and Treasurer of the Company since January 1998. He also has been the Company's Chief Financial Officer since July 1997. From July 1997 to March 1998 he was Vice President — Finance of the Company and from January 1990 to June 1997, Mr. Beals was the Company's Assistant Treasurer and Controller.

Bruce Baron, age 41, has been Senior Vice President — Operations of the Company since August 1997. Prior to that time, he was Vice President of Operations at Crabtree & Evelyn from 1988 to July 1997.

James A. Connors Jr., age 45, has been the Company's Senior Vice President — Product Development since May 2000. Prior to that time, from July 1998 to May 2000 he was Senior Vice President, Operations Engineering of Hasbro Global Operations, and from September 1994 to July 1998, he was Vice President, Operations Engineering of Hasbro Manufacturing Services.

Richard F. Schaub, Jr., age 42, has been Executive Vice President, Sales of the Company since October 2001 and Executive Vice President of Marketing and Sales from October 2000 to October 2001. Prior to that time, from September 1999 to September 2000, he was Managing Director of Maclaren USA Inc., a manufacturer of baby strollers; from September 1997 to March 1999, he was Senior Vice President, Marketing of Evenflo Company, Inc. and from September 1994 to September 1997, he was President of Priss Prints, Inc.

Mark C. Strozik, age 42, has been Vice President — Human Resources of the Company since March 2001. Prior to that time, from October 1998 to March 2002, he was Manager of Human Resources, Employment and Human Resources Information Systems of Ocean Spray Cranberries, Inc., and from May 1994 to October 1998 he was Human Resources Manager, Health New England.

## Executive Compensation

The following table sets forth the annual and long-term compensation for the fiscal years ended December 31, 1999, 2000 and 2001 paid or accrued by the Company to each of the following: (i) the Company's Chief Executive Officer; and (ii) the Company's executive officers who earned more than $100,000 in the 2001 fiscal year (collectively, the "named officers").

### SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | Other Annual Compensation | Long-term Compensation Awards | All Other Compensation(3) |
| | | Salary | Bonus(1) | sation | Securities Underlying Options(2) | |
|---|---|---|---|---|---|---|
| Ronald J. Sidman | 2001 | $389,901 | $ 43,705 | — | 44,997 | $51,001 |
| Chairman of the Board | 2000 | 381,632 | 158,760 | — | 57,653 | 50,758 |
| of Directors, Chief | 1999 | 357,832 | 70,217 | — | 38,389 | 49,013 |
| Executive Officer and President | | | | | | |
| | | | | | | |
| Richard F. Schaub, Jr. | 2001 | 215,954 | 12,121 | — | 9,359 | 19,132 |
| Executive Vice President — | 2000 | 52,501 | 10,407 | — | 100,000 | 2,411 |
| Sales | 1999 | — | — | — | — | — |
| | | | | | | |
| James A. Connors, Jr. | 2001 | 190,543 | 10,679 | — | 8,246 | 19,132 |
| Senior Vice President — | 2000 | 120,972 | 93,080 | — | 40,000 | 213 |
| Product Development | 1999 | — | — | — | — | — |
| | | | | | | |
| John R. Beals | 2001 | 169,415 | 9,617 | — | — | 19,132 |
| Senior Vice President — | 2000 | 170,112 | 30,588 | — | 19,274 | 19,247 |
| Finance, Chief Financial | 1999 | 158,329 | 15,402 | — | 6,417 | 18,182 |
| Officer and Treasurer | | | | | | |
| | | | | | | |
| Bruce Baron | 2001 | 167,684 | 9,359 | — | 9,688 | 19,132 |
| Senior Vice President — | 2000 | 162,749 | 33,852 | — | 9,220 | 19,247 |
| Operations | 1999 | 152,811 | 15,016 | — | 4,605 | 18,182 |

(1)  Bonus amounts were earned by these individuals in fiscal year 2001, 2000, and 1999 under the Company's Annual Incentive Plan.

(2)  Amounts represent options to purchase shares of the Company's Common Stock granted pursuant to the Company's Equity Incentive Plan. See "Option/ SAR Grants in Last Fiscal Year" for more detailed information on such options.

(3)  Amounts in this column for 2001 reflect (i) payment of life insurance premiums of $31,869 made on behalf of Ronald J. Sidman by the Company during the 2001 fiscal year; (ii) contributions in the amount of $19,132 made by the Company to the Company's defined contribution pension and 401(k) plans on behalf of each of Messrs. Sidman, Schaub, Connors, Beals and Baron, respectively.

## Option Grants in the Last Fiscal Year

The following table sets forth grants of stock options pursuant to the Company's Equity Incentive Plan during the 2001 fiscal year to the named officers reflected in the Summary Compensation Table above:

### OPTION/ SAR GRANTS IN LAST FISCAL YEAR

| Name | Number of Securities Underlying Options/SARS Granted(1) | Percentage of Total Options/SARs Granted to Employees in Fiscal Year | Exercise Price Per Share(1) | Expiration Date | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | |
|---|---|---|---|---|---|---|
| | | | | | 5% | 10% |
| Ronald J. Sidman | 44,997** | 18.81% | $9.125 | 3/01/2011 | 258,223 | 654,387 |
| Richard F. Schaub, Jr. | 9,359* | 3.91 | 9.125 | 3/01/2011 | 53,708 | 136,107 |
| James A. Connors, Jr. | 8,246* | 3.45 | 9.125 | 3/01/2011 | 47,321 | 119,921 |
| John R. Beals | 0 | n/a | n/a | n/a | n/a | n/a |
| Bruce Baron | 9,688* | 4.05 | 9.125 | 3/01/2011 | 55,596 | 140,892 |

———————————————

\*\*    A non-qualified stock option

\*    An incentive stock option

(1)    All stock options were granted in 2001 pursuant to the Company's Equity Incentive Plan. The exercise price of the incentive stock options granted to all the named officers and the exercise price of the non-qualified option granted to Ronald J. Sidman was equal to the fair market value (the closing sale price) of the Company's shares on the date of the grant. The options are generally exercisable in three equal annual installments beginning on the first anniversary of the date of grant. Options are not transferable except by will or by the laws of descent and distribution. The post-retirement exercise period for exercisable options is generally three months. Upon a "change of control" of the Company (as defined by the Plan), each outstanding stock option becomes immediately exercisable in full and remains exercisable until the expiration of the term of the option. The Plan defines a "change of control" of the Company as the occurrence of certain events, including the acquisition by a third party of 25% or more of the Company's outstanding voting stock, a change in the majority of the Board, a merger, consolidation, dissolution, or liquidation of the Company, or a sale of substantially all the Company's assets, subject, in each case, to certain exceptions.

(2)    In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's Common Stock, the optionholder's continued employment through the option period, and the date on which the options are exercised.

## Option Exercises and Fiscal Year-End Option Values

The following table sets forth information with respect to options to purchase the Company's Common Stock granted to each of the named officers under the Company's Equity Incentive Plan including the number of unexercised options outstanding on December 31, 2001 and the value of such unexercised options on December 31, 2001.

### AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/ SAR VALUES

| Name | Shares Acquired on Exercise | Value Realized(1) | Number of Securities Underlying Unexercised Options/SARs At Fiscal Year End | | Value of Unexercised In-The-Money Options at Fiscal Year End(2) | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Ronald J. Sidman | 28,000 | $78,050 | 139,962 | 111,077 | $230,600 | $390,700 |
| Richard F. Schaub, Jr. | 0 | 0 | 33,333 | 76,026 | 126,700 | 287,700 |
| James A. Connors, Jr. | 0 | 0 | 13,333 | 34,913 | 50,700 | 131,600 |
| John R. Beals | 3,000 | 11,250 | 20,352 | 14,988 | 61,400 | 75,300 |
| Bruce Baron | 0 | 0 | 46,143 | 17,370 | 18,000 | 71,600 |

(1)   Amounts shown in this column do not necessarily represent actual value realized from the sale of shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(2)   Value is determined as the difference between the option exercise price and the fair market value at 2001 fiscal year end ($12.80 per share, which was the closing sale price of the Company's Common Stock on the Nasdaq National Market on December 31, 2001) multiplied by the number of shares underlying the option.

## Employment Agreements

*Ronald J. Sidman*

The Company entered into an employment agreement with Mr. Ronald J. Sidman on September 30, 1999. The Agreement provides that Mr. Sidman will continue to serve as Chairman of the Board, President, and Chief Executive Officer for a five-year term, which is automatically renewed every five years. His base salary under the agreement for 2001 was $390,000, which may be increased in the discretion of the Compensation Committee.

Mr. Sidman participates in the Company's annual incentive cash compensation plans ("Annual Incentive Compensation") and all benefit plans provided to the Company's executive officers and employees in general ("Benefits"). The Company also pays the premiums on certain life insurance policies, the total face amount of which will not exceed $7,500,000.

Mr. Sidman will receive a lump-sum severance payment if the Company terminates his employment for any reason (other than "Cause") or if he terminates his employment for "Good Reason" prior to a "Change of Control" of the Company. This lump-sum payment will be equal to the greater of (i) the sum of his base salary and the Annual Incentive Compensation that he would have received for the remainder of the five-year term then in effect; or (ii) three times the sum of his base salary and the highest amount of his Annual Incentive Compensation for the three most recent fiscal years. He will also continue to receive all Benefits for a period equal to the greater of the remainder of the five-year term then in effect or three (3) years from the date of his termination. In addition, all his stock options become immediately exercisable and may be

12

exercised for an extended period. In consideration of such severance payments and benefits, Mr. Sidman will not compete with the Company for a three-year period following his termination.

In the event of Mr. Sidman's disability or death, he (or his estate) will receive his base salary for a one-year period (less any disability insurance proceeds from policies paid for by the Company). He will continue to participate in all Benefits for a one-year period in the event of his disability. His non-qualified stock options will continue to vest for a one-year period and may be exercised until the earlier of one year or the expiration date of the options.

If the Company terminates Mr. Sidman's employment for any reason or if Mr. Sidman voluntarily terminates his employment for any reason within three years following a "Change of Control," he will receive a lump sum amount equal to 2.99 times the sum of his base salary and the highest amount of his Annual Incentive Compensation in the three most recent fiscal years. He will continue to receive all Benefits for a three-year period. His stock options become immediately exercisable and all options will be exercisable until the earlier of the third anniversary date of the earlier of his termination or the expiration date of the options. In addition, if any payments made to Mr. Sidman in connection with a "Change of Control" could subject him to the excise tax imposed by Section 4999 of the Internal Revenue Code, he will receive a "gross-up" amount so as to place him in the same after-tax position he would have been in had such excise tax not applied.

The Agreement defines "Good Reason" to include removal from his current positions, a diminution in compensation or benefits, and relocation. "Cause" is defined as willful and continuing failure to perform his duties or the willful engaging in conduct materially injurious to the Company. A "Change of Control" is defined as the occurrence of certain events, including the acquisition by a third party of 25% or more of the Company's outstanding voting stock, a change in the majority of the Board, or a merger, consolidation, dissolution or liquidation of the Company or a sale of substantially all of the Company's assets subject, in each case, to certain exceptions.

### Non-Competition Agreements — Executive Officers

The Company also has agreements with Messrs. Richard F. Schaub, Jr., James A. Connors and Bruce Baron which generally restrict such officers from engaging in any business competitive with the Company's business (as defined in the agreements) for a twelve month period following termination of employment for any reason (other than disability, voluntary termination by the employee or termination for cause as defined in the agreements), subject to severance payments to such officer equal to his annual base salary and benefits to be paid or provided over a twelve month period.

### Change of Control Agreement — Richard F. Schaub, Jr.

The Company also has a change of control agreement with Mr. Richard F. Schaub, Jr., on substantially the same terms as the change of control agreement described above relating to Mr. Sidman, except that the lump sum payment to Mr. Schaub would be the sum of two times his base salary and the highest amount of his Annual Incentive Compensation in the three most recent fiscal years; the Company would continue to pay Mr. Schaub his Benefits for a period of two years; and his stock options would be exercisable until the earlier of two years from his date of termination or the expiration date of the options.

### Compensation Committee Interlocks and Insider Participation

Messrs. Lewis M. Weston and Fred T. Page, both non-employee Directors, constituted the Company's Compensation Committee in 2001. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

## BOARD COMPENSATION COMMITTEE REPORT
## ON EXECUTIVE COMPENSATION

**Overview and Philosophy**

The Compensation Committee of the Board of Directors consists of Messrs. Lewis M. Weston and Fred T. Page, who are both independent, non-employee directors. As of March 20, 2002, Mr. Richard E. Wenz joined the Compensation Committee. He is an independent, non-employee director. Mr. Wenz did not participate in the activities summarized below. The Compensation Committee is responsible for the development and administration of the Company's compensation policies and programs for its executive officers, including the Chief Executive Officer. The Company's executive compensation program is designed to:

• Support the achievement of strategic goals and objectives of the Company;

• Attract and retain high-caliber executives, who are critical to the long-term success of the Company;

• Provide compensation that is competitive with compensation offered by comparable companies; and

• Align the executive officers' interests with the success of the Company.

The Compensation Committee is responsible for establishing the base salaries of the Company's President, Chairman, and Chief Executive Officer, Mr. Ronald J. Sidman, and its other executive officers. The Compensation Committee is also responsible for:

• Administering and approving stock option grants and other awards to the executive officers under the Company's Equity Incentive Plan; and

• Administering, setting performance goals, and approving potential cash awards under the Company's Annual Incentive Plan.

**Compensation Program**

The Company's total compensation package for its executive officers consists of three principal components: base salary, annual incentive cash awards, and stock option awards. The Committee reaffirmed its belief, in setting compensation for 2001, that a significant portion of each executive officer and the CEO's total compensation should consist of an annual incentive cash award based on the individual performance of each executive officer as well as the Company's annual performance against measurable corporate performance criteria. This strategy is intended to link individual and corporate performance to the compensation executive officers receive.

14

The Compensation Committee determined stock option awards to executive officers in 2001 based in part on the Compensation Committee's evaluation of each individual's job performance in 2000, in light of recommendations by the CEO. The Compensation Committee determined annual incentive cash awards to executive officers in 2001 based in part on the Compensation Committee's evaluation of each individual's job performance in 2001, in light of recommendations by the CEO and overall Company performance in 2001. The Compensation Committee assessed individual performance by evaluating each officer's performance against both quantitative and qualitative measures, including the Company's results from the prior fiscal year.

Generally, the Compensation Committee's objective is to have total executive officer compensation, including base salary, cash-based incentive awards, and stock option awards target the 75th percentile of total compensation provided to officers in similar positions employed by companies similar to the Company. For the purpose of establishing these levels, the Compensation Committee uses a compensation report to compare itself to a self-selected group of companies across many industries with net sales similar to the Company (the "Peer Group").

The Compensation Committee periodically reviews the components of each executive officer's compensation package with independent compensation advisors to help ensure that compensation levels are appropriate.

### Base Salary

The Compensation Committee sets the base salaries of the executive officers based on its evaluation of the responsibilities, experience, and individual performance of each executive officer, taking into account his or her past and anticipated future contributions to the Company; the CEO's recommendations; the Compensation Committee's assessment of the salaries paid to executive officers by companies in the Peer Group; and the overall performance of the Company in the prior fiscal year and the anticipated performance of the Company in the coming fiscal year.

Based on all these considerations, the Committee approved increases for the year 2001 in the base salaries of most of the Company's executive officers from their prior year's base salaries. The Committee also established that the base salaries of the executive officers should be set at approximately the 50th percentile of base salaries paid to executive officers of companies in the Peer Group.

### Annual Incentive Cash Awards

The Compensation Committee believes that making annual incentive cash awards a significant portion of total compensation has the effect of providing greater incentive to executive officers to increase shareholder value. A substantial portion of the annual incentive cash award paid to any executive officer is dependent on the Company meeting a minimum level of pre-tax profit as established by the Compensation Committee for the fiscal year. Additionally, a portion of the incentive payments is contingent upon each executive officer satisfying certain quantitative and/or qualitative personal performance measures. If certain annual pre-tax net profit goals and the personal performance measures are satisfied, an executive officer's incentive cash award is calculated as a percentage of the amount of base salary paid to the executive officer during the fiscal year. The percentage paid to the executive increases in proportion to the amount by which pre-tax net profit achieved by the Company exceeds the minimum level established by the Compensation Committee. The Company pays incentives in quarterly installments.

Each of the Company's executive officers received an annual incentive cash award in 2001 under the Company's Annual Incentive Plan based on the recommendations of the CEO and the performance measures described above.

### *Stock Options*

Long-term incentives for executive officers and other employees are provided through stock options. The objectives of this program are to align executive, employee and stockholder long-term interests by creating a strong and direct link between stockholder return and executive officer and employee compensation.

The Compensation Committee granted stock option awards to most of the executive officers in 2001 under the Company's Equity Incentive Plan. The size of each award is determined by an option valuation model; the Compensation Committee's consideration of data relating to similar grants to executive officers holding comparable positions at companies in the Peer Group; and the Compensation Committee's assessment of the individual performance of each executive officer in the prior fiscal year and the expected contribution of such executive officer to the Company in 2001. Stock options are granted at an option price equal to the fair market value of the Company's common stock on the date of the grant and will only have value if the price of the Company's common stock increases following the date of grant. The options awarded to executive officers in 2001 vest in three equal annual installments.

## Compensation of Chief Executive Officer

Mr. Ronald Sidman served as the Company's CEO during all of fiscal year 2001. The Compensation Committee's overall philosophy in determining compensation for Mr. Sidman includes many of the same considerations involved in its determinations relating to compensation for the Company's executive officers, including personal performance and the overall performance of the Company. However, the Compensation Committee also takes into account the fact that the overall performance of the Company is substantially dependent on the performance of Mr. Sidman. In light of that fact, the Compensation Committee considers that Mr. Sidman should be provided with a large potential cash incentive compensation in order to incentivize him to exceed the performance measures established by the Compensation Committee.

### *Base Salary*

The base salary of the CEO is based on the Compensation Committee's evaluation of his responsibilities, experience, and individual performance, taking into account his past and expected future contributions to the Company; the Compensation Committee's assessment of the salaries paid to chief executive officers of companies in the Peer Group; and the overall performance of the Company over the previous year.

Based on these considerations, the Committee granted a 3% increase in the base salary of the CEO from $378,612 to $389,974. The Committee determined that this base salary fell mid-way between the 50th and 75th percentiles of base salaries paid to CEOs of companies in the Peer Group.

### *Annual Incentive Cash Award*

As noted above, the Company's Annual Incentive Plan is designed to create incentive for meeting or exceeding a pre-tax profit goals established by the Compensation Committee for the fiscal year. The Committee believes that the CEO should be eligible to receive a large proportion of his total compensation in the form of incentive cash compensation as a means of creating a strong incentive for the CEO to create greater shareholder value by increasing the Company's pre-tax profit. The CEO was granted an annual incentive cash award in 2001 under the Company's Annual Incentive Plan.

*Stock Options*

The CEO is also eligible to receive long-term incentive compensation in the form of stock options. The objectives of this program are to more closely align executive, employee and stockholder long-term interests by creating a strong and direct link between CEO compensation and stockholder return.

The Compensation Committee granted stock options to the CEO in 2001 under the Company's Equity Incentive Plan. The size of the award was determined by an option valuation model; the Compensation Committee's consideration of data relating to similar grants to CEOs of companies in the Peer Group; and the Compensation Committee's assessment of Mr. Sidman's performance in fiscal year 2000 and his expected contribution to the Company in fiscal year 2001. Stock options were granted at an option price equal to the fair market value of the Company's common stock on the date of the grant and will only have value if the price of the Company's common stock increases following the date of grant. The options awarded to Mr. Sidman in 2001 vest in three equal annual installments.

## Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to each of the Company's CEO and its other most highly compensated executive officers. The Company does not believe that Section 162(m) will generally have an effect on the Company, because of the current and anticipated compensation levels of its executive officers and CEO. However, the Compensation Committee intends to periodically review the potential consequences of Section 162(m) and may structure the annual cash incentive awards under the Company's Annual Incentive Plan to comply with certain exemptions provided in Section 162(m) for certain performance-based compensation. The Company's Equity Incentive Plan is currently structured to comply with such exemptions so that the stock options and other awards under such plan to its executive officers will be tax deductible under Section 162(m).

The Compensation Committee reserves the authority to award non-deductible compensation in other circumstances as they deem appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, notwithstanding the Company's efforts, compensation intended by the Company to satisfy the requirements for deductibility under Section 162(m) may not, in fact, do so.

Submitted by the Compensation Committee of the Company's Board of Directors for fiscal year 2001:

FRED T. PAGE                                                                LEWIS M. WESTON
*Chairman*

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2000, Richard F. Schaub, Jr., the Company's Executive Vice President, Sales, received a loan from the Company in the principal amount of $80,000. In addition, in March 2001, Mr. Schaub received a loan from the Company in the principal amount of $53,000, for payment of real estate brokerage fees incurred in the sale of his home, and closing and related costs incurred for the purchase of a new home. These loans bear interest at the prime rate charged by Citizens Bank of Massachusetts, as such rate may be adjusted from time to time, plus one percent (1%), per year. Pursuant to the terms of the loans, one-fifth of the principal amount of the loans, together with interest on such amount, shall be forgiven each calendar year on the anniversary date of Mr. Schaub's employment with the Company (for the $80,000 loan) or the anniversary date of the first payment (for the $53,000 loan), provided that Mr. Schaub is still employed by the Company on such anniversary dates. In the event that Mr. Schaub's employment with the Company is terminated during the five years following his employment by the Company for any reason other than for cause, the outstanding principal and any accrued interest under the notes shall be forgiven on that date of termination. In the event that Mr. Schaub voluntarily terminates his employment with the Company, or the Company terminates Mr. Schaub's employment for cause, then the principal balance outstanding under the notes shall be immediately due and payable, but any accrued interest shall be forgiven.

## STOCK PERFORMANCE CHART

The following graph compares the cumulative total stockholder return on the Company's Common Stock during the five fiscal years ended December 31, 2001 with the cumulative total return on the Nasdaq-USA Index and the Nasdaq SIC #30 Index. The comparison assumes that the value of the investment in the Company's common stock and in each index was $100 on December 31, 1996 and that all dividends were reinvested.

**Note:** The stock price performance shown on the graph below is not necessarily indicative of future price performance.

### Comparison of Five-Year Cumulative Total Return
### The First Years Inc. Common Stock, Nasdaq — USA and Nasdaq SIC #30 Indices



|                    | 1996     | 1997     | 1998     | 1999     | 2000     | 2001     |
| ------------------ | -------- | -------- | -------- | -------- | -------- | -------- |
| The First Years Inc. | $100.00 | $142.40 | $196.10 | $103.50 | $101.00 | $161.30 |
| Nasdaq – USA       | $100.00  | $122.50  | $172.70  | $320.90  | $193.00  | $153.10  |
| Nasdaq – SIC #30   | $100.00  | $124.40  | $110.60  | $116.00  | $ 64.20  | $ 82.30  |

Assumes that the value of the investment in The First Years Inc. Common Stock and each index was $100 on December 31, 1996 and that all dividends were reinvested.

Note:  The stock price performance shown on the graph above is not necessarily indicative of future price performance. Information used in the graph was obtained from the Center for Research in Security Prices (CRSP) at the University of Chicago, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

The list of firms on the Nasdaq exchange changes constantly and CRSP continuously updates its data on Nasdaq stock prices; therefore, the performance of the Nasdaq indexes may vary slightly from one proxy statement to the next.

# AUDIT COMMITTEE REPORT

The Audit Committee's purpose is to assist the Board of Directors in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. The Audit Committee operates pursuant to a Charter adopted by the Board that was included in the Company's Proxy Statement for the 2001 Annual Meeting as Appendix A. The Audit Committee reviews the Charter annually and recommends any changes to the Board for approval. The Board has determined that the Audit Committee consists of directors that meet the independence and experience requirements of Nasdaq. The Audit Committee, which met five times in 2001, consists of Messrs. Lewis M. Weston, Fred T. Page and Walker J Wallace, who are all independent, non-employee directors. As of March 21, 2002, Mr. Richard E. Wenz joined the Audit Committee. He is an independent, non-employee director. Mr. Wenz did not participate in the activities summarized below.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors, Deloitte & Touche LLP, are responsible for performing an independent audit of the financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has considered and discussed the audited financial statements with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect. The Audit Committee has also considered taxation matters, whether the provision of non-audit services by the independent auditors is compatible with maintaining the auditors' independence and other areas of oversight relating to the financial reporting and audit process that the Audit Committee deemed appropriate. Additionally, the Audit Committee discussed with the auditors the auditors' independence.

Based on the reports and discussions described in this Report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in its Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors.

Submitted by the Audit Committee of the Company's Board of Directors for fiscal year 2001:

| LEWIS M. WESTON | FRED T. PAGE | WALKER J. WALLACE |
| *Chairman* | | |

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than ten percent of the Company's Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations from the Company's executive officers and directors that no other reports are required, during the fiscal year ended December 31, 2001, all Section 16(a) filing requirements applicable to the executive officers, directors and greater than ten percent beneficial owners were complied with.

## INFORMATION REGARDING AUDITORS OF THE COMPANY
### (Notice Item 2)

Deloitte & Touche LLP were the Company's auditors for the fiscal year ended December 31, 2001, and the Board of Directors has selected them to serve as auditors for the fiscal year 2002, subject to ratification of such selection by the stockholders. Unless otherwise directed by the stockholders, proxies will be voted for a resolution ratifying the appointment by the Board of Directors of Deloitte & Touche LLP as the independent auditors for the fiscal year 2002. The Company expects that representatives of Deloitte & Touche LLP will be present at the Meeting with the opportunity to make a statement if they so desire, and will be able to respond to appropriate questions.

### Audit Fees

Deloitte & Touche LLP billed the Company an aggregate of $138,000 (including out-of-pocket expenses) in fees for professional services rendered in connection with their audit of the Company's annual financial statements for the year ended December 31, 2001 and for their review of the Company's Quarterly Reports on Form 10-Q filed during the year ended December 31, 2001.

### Financial Information Systems Design and Implementation Fees

Deloitte & Touche LLP billed the Company an aggregate of $42,500 in fees for professional services rendered to the Company for the fiscal year ended December 31, 2001 in connection with financial information systems design and implementation.

### All Other Fees

Deloitte & Touche LLP billed the Company an aggregate of $69,000 in fees and expenses for their provision of tax and securities advice, audits of employee benefit plans, transfer pricing advice, and assistance with compliance with German accounting rules, for the fiscal year ended December 31, 2001.

The Audit Committee has considered whether the provision of the services described above under the caption "All Other Fees" is compatible with maintaining Deloitte & Touche's independence.

In the event that ratification of the appointment of Deloitte & Touche LLP as the independent public accountants for the Company is not obtained at the Meeting, the Board of Directors will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the Meeting is required to ratify the appointment of the independent public accountants.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT ACCOUNTANTS FOR FISCAL YEAR 2002. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY OTHERWISE ON THE PROXY.**

**Other Matters**

The Board of Directors knows of no other business to be presented at the Meeting. If other business is properly brought before the Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgment of the person voting the proxies.

**Deadline for Submission of Stockholder Proposals**

Proposals of Stockholders intended to be presented at the 2003 Annual Meeting of Stockholders and included in the Company's proxy statement and proxy for such Annual Meeting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), must be received by the Company at its principal executive offices not later than December 9, 2002 for inclusion in the proxy statement for that meeting.

As established by the Company's advance notice by-law provision, proposals of Stockholders intended to be presented at the 2003 Annual Meeting of Stockholders, but which are submitted outside the processes of Rule 14a-8, and not intended to be included in the Company's proxy statement or proxy for such Annual Meeting, must be received by the Company at its principal executive offices not later than December 19, 2002. If such a proposal is not submitted by a stockholder by such date, then the proxies appointed under the proxy shall be allowed to use their discretionary voting authority when a proposal is raised at the 2003 Annual Meeting, without any discussion of the matter in the proxy statement for such meeting.

By Order of the Board of Directors

EVELYN SIDMAN
*Clerk*

Avon, Massachusetts
Dated: April 15, 2002

**The Board of Directors hopes that stockholders will attend the Meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. Prompt response will greatly facilitate arrangements for the Meeting and your cooperation is appreciated. Stockholders who attend the Meeting may vote their stock personally even though they have sent in their proxies.**